UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NQ Mobile Inc.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G6429X 100

(CUSIP Number)

NQ Mobile Inc.

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

with copies to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

(+852) 3740-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6429X 100

1	NAMES OF REPORTING PERSONS RPL Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,352,941 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,352,941 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,352,941 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represent 50,352,941 Class B common shares held by the reporting person. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 423,395,242 Class A common shares and 50,352,971 Class B common shares outstanding as of December 31, 2015.
(3)	Represent approximately 54.3% voting power of all common shares held by the reporting person with respect to all outstanding shares of Class A and Class B common shares of the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

CUSIP No. G6429X 100

1	NAMES OF REPORTING PERSONS RPL Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,352,941 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,352,941 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,352,941 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represent 50,352,941 Class B common shares held by RPL Holdings Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 423,395,242 Class A common shares and 50,352,971 Class B common shares outstanding as of December 31, 2015.
(3)	Represent approximately 54.3% voting power of all common shares held by RPL Holdings Limited with respect to all outstanding shares of Class A and Class B common shares of the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

CUSIP No. G6429X 100

1	NAMES OF REPORTING PERSONS The RPL Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,352,941 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,352,941 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,352,941 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represent 50,352,941 Class B common shares held by RPL Holdings Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 423,395,242 Class A common shares and 50,352,971 Class B common shares outstanding as of December 31, 2015.
(3)	Represent approximately 54.3% voting power of all common shares held by RPL Holdings Limited with respect to all outstanding shares of Class A and Class B common shares of the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

CUSIP No. G6429X 100

1	NAMES OF REPORTING PERSONS JTC Trustees (BVI) Limited (as trustee for The RPL Trust which ultimately owns common shares of the Issuer)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,352,941 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,352,941 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,352,941 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represent 50,352,941 Class B common shares held by RPL Holdings Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 423,395,242 Class A common shares and 50,352,971 Class B common shares outstanding as of December 31, 2015.
(3)	Represent approximately 54.3% voting power of all common shares held by RPL Holdings Limited with respect to all outstanding shares of Class A and Class B common shares of the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

CUSIP No. G6429X 100

1	NAMES OF REPORTING PERSONS Lingyun Guo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,352,941 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,352,941 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,352,941 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represent 50,352,941 Class B common shares held by RPL Holdings Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 423,395,242 Class A common shares and 50,352,971 Class B common shares outstanding as of December 31, 2015.
(3)	Represent approximately 54.3% voting power of all common shares held by RPL Holdings Limited with respect to all outstanding shares of Class A and Class B common shares of the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

CUSIP No. G6429X 100

1	NAMES OF REPORTING PERSONS Vincent Wenyong Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,352,941 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,352,941 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,352,941 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represent 50,352,941 Class B common shares held by RPL Holdings Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 423,395,242 Class A common shares and 50,352,971 Class B common shares outstanding as of December 31, 2015.
(3)	Represent 54.3% voting power of all common shares held by RPL Holdings Limited with respect to all outstanding shares of Class A and Class B common shares of the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

CUSIP No. G6429X 100

1	NAMES OF REPORTING PERSONS Xu Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,352,941 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,352,941 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,352,941 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represent 50,352,941 Class B common shares held by RPL Holdings Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 423,395,242 Class A common shares and 50,352,971 Class B common shares outstanding as of December 31, 2015.
(3)	Represent approximately 54.3% voting power of all common shares held by RPL Holdings Limited with respect to all outstanding shares of Class A and Class B common shares of the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, par value $0.0001 per share, of NQ Mobile Inc., a public company incorporated under the laws of the Cayman Islands with limited liability (the “Issuer”). The common shares are listed on the New York Stock Exchange under the symbol “NQ.” The principal executive offices of the Issuer are located at NO. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing, 100013, the People’s Republic of China.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by RPL Holdings Limited (“RPL Holdings”), RPL Global Limited (“RPL Global”), The RPL Trust (“RPL Trust”), JTC Trustees (BVI) Limited (“JTC”), Ms. Lingyun Guo, Mr. Vincent Wenyong Shi and Mr. Xu Zhou (together, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(a)-(c), (f) RPL Holdings is principally an investment holding vehicle. RPL Holdings is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned and controlled by RPL Global. The principal business address of RPL Holdings is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortolia, British Virgin Islands. Ms. Lingyun Guo, Mr. Vincent Wenyong Shi and Mr. Xu Zhou are the directors of RPL Holdings.

RPL Global is principally an investment holding vehicle. RPL Global is a company organized and existing under the laws of the British Virgin Islands, and is wholly beneficially owned by RPL Trust. The principal business address of RPL Global is Ritter House, 5th Floor, P.O. Box 3200, Road Town, Tortola, VG1110, British Virgin Islands.

RPL Trust is a trust organized and existing under the laws of the British Virgin Islands, for which JTC acts as the trustee. Ms. Lingyun Guo, Mr. Vincent Wenyong Shi and Mr. Xu Zhou are beneficiaries of RPL Trust. The principal business address of each of RPL Trust and JTC is Ritter House, 5th Floor, P.O. Box 3200, Road Town, Tortola VG1110, British Virgin Islands.

Ms. Lingyun Guo, Mr. Vincent Wenyong Shi and Mr. Xu Zhou are the directors of RPL Holdings and beneficiaries of RPL Trust. Mr. Vincent Wenyong Shi is also the chairman and chief operating officer of the Issuer. The business address of each of Ms. Lingyun Guo, Mr. Vincent Wenyong Shi and Mr. Xu Zhou is NO. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing, 100013, the People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of RPL Holdings, RPL Global, RPL Trust and JTC are set forth on Schedule A attached hereto, which is hereby incorporated by reference.

(d), (e) During the past five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, (a) any partner, executive officer or director of each Reporting Person, (b) any person controlling each Reporting Person or (c) any partner, executive officer or director of any person ultimately in control of each Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

RPL Holdings is the record owner of 50,352,941 Class B common shares of the Issuer. Ms. Lingyun Guo, Mr. Xu Zhou and Mr. Vincent Wenyong Shi were the shareholders of RPL Holdings.

On February 9, 2016, each of Ms. Lingyun Guo, Mr. Xu Zhou and Mr. Vincent Wenyong Shi entered into an instrument of transfer with RPL Global (each a “Transfer Instrument”), respectively. Pursuant to relevant Transfer Instrument, each of Ms. Lingyun Guo, Mr. Xu Zhou and Mr. Vincent Wenyong Shi transferred 10,400, 6,650 and 2,950 shares in RPL Holdings, altogether representing all outstanding shares of RPL Holdings, to RPL Global. The $20,000 aggregate purchase price paid for the shares pursuant to the Transfer Instrument was funded from the general working capital of RPL Global. The foregoing descriptions of the Transfer Instrument do not purport to be complete and are qualified in their entirety by reference to the full text of each Transfer Instrument, which is filed as Exhibit 1, Exhibit 2 and Exhibit 3 hereto and incorporated herein by reference.

On February 10, 2016, each of Ms. Lingyun Guo, Mr. Xu Zhou and Mr. Vincent Wenyong Shi entered into an instrument of transfer with JTC Trustees (BVI) Limited (each a “Secondary Transfer Instrument”), respectively. Pursuant to relevant Secondary Transfer Instrument, each of Ms. Lingyun Guo, Mr. Xu Zhou and Mr. Vincent Wenyong Shi transferred 10,400, 6,650 and 2,950 shares in RPL Global, altogether representing all outstanding shares of RPL Global, to JTC by deed of gift in consideration of nil. The foregoing descriptions of the Secondary Transfer Instrument do not purport to be complete and are qualified in their entirety by reference to the full text of the Secondary Transfer Instrument, which is filed as Exhibit 4, Exhibit 5 and Exhibit 6 hereto and incorporated herein by reference.

On February 10, 2016, Ms. Lingyun Guo, Mr. Xu Zhou and Mr. Vincent Wenyong Shi entered into a trust deed (the “Trust Deed”) and a deed of gift (the “Deed of Gift”) with JTC Trustees (BVI) Limited, respectively, establishing RPL Trust for which JTC acts as the trustee. Pursuant to the Trust Deed, Ms. Lingyun Guo, Mr. Xu Zhou and Mr. Vincent Wenyong Shi are the beneficiaries of RPL Trust. The information disclosed in this paragraph is qualified in its entirety by reference to the full text of the Trust Deed and the Deed of Gift, which are filed as Exhibit 7 and Exhibit 8 hereto and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

RPL Holdings is the record owner of 50,352,941 Class B common shares of the Issuer. RPL Holdings is wholly owned by RPL Global, which is beneficially owned by RPL Trust. The 50,352,941 Class B common shares of the Issuer, with RPL Holdings as the record owner, are ultimately wholly owned by RPL Trust, for which JTC acts as the trustee and Ms. Lingyun Guo, Mr. Xu Zhou and Mr. Vincent Wenyong Shi are beneficiaries.

Each Reporting Person currently intends to hold all of the acquired securities for investment purposes. Such acquisitions do not cause a change in management or control of the Issuer.

Trust Deed. Pursuant to the Trust Deed entered into by and among Ms. Lingyun Guo, Mr. Xu Zhou and Mr. Vincent Wenyong Shi, as settlors, and JTC Trustees (BVI) Limited, as trustee, dated February 10, 2016, Ms. Lingyun Guo, Mr. Xu Zhou and Mr. Vincent Wenyong Shi are the beneficiaries of the Trust. In addition, the trustee may at any time or times during the trust period, by deed, add or exclude such one or more objects or persons to the beneficiaries as the trustee may in its absolute discretion determine. Furthermore, any beneficiary being of full age may, at any time or times during the trust period, determine that he shall be an excluded person.

The foregoing descriptions of the Trust Deed do not purport to be complete and are qualified in their entirety by reference to the full text of the Trust Deed, which is filed as Exhibit 7 hereto and incorporated herein by reference.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of the transactions that have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5. The calculation of percentage of beneficial ownership of outstanding common shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D is based on 423,395,242 Class A common shares and 50,352,971 Class B common shares outstanding as of December 31, 2015.

By virtue of their actions as described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the common shares beneficially owned by the members of the group as a whole; thus, each Reporting Person may be deemed to beneficially own an aggregate of 50,352,941 Class B common shares, which represents approximately 10.6% of the total outstanding Class A and Class B common shares and approximately 54.3% voting power with respect to all outstanding shares of Class A and Class B common shares of the Issuer. Except as otherwise stated herein this Schedule 13D, each Reporting Person expressly disclaims any beneficial ownership of the common shares held by each other Reporting Person.

Except as disclosed in this Schedule 13D, none of each Reporting Person nor, to the knowledge of each Reporting Person, any of the persons listed in Schedule A hereto beneficially owns any common shares or has the right to acquire any common shares.

Except as disclosed in this Schedule 13D, none of each Reporting Person nor, to the knowledge of each Reporting Person, any of the persons listed in Schedule A hereto presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the common shares which it may be deemed to beneficially own.

(c) Except as disclosed in this Schedule 13D, none of each Reporting Person nor, to the knowledge of each Reporting Person, any of the persons listed in Schedule A hereto has effected any transaction in the common shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares beneficially owned by each Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Instrument of Transfer, dated February 9, 2016, between Ms. Lingyun Guo and RPL Global Limited.

2	Instrument of Transfer, dated February 9, 2016, between Mr. Xu Zhou and RPL Global Limited.

3	Instrument of Transfer, dated February 9, 2016, between Mr. Vincent Wenyong Shi and RPL Global Limited.

4	Instrument of Transfer, dated February 10, 2016, between Ms. Lingyun Guo and JTC Trustees (BVI) Limited.

5	Instrument of Transfer, dated February 10, 2016, between Mr. Xu Zhou and JTC Trustees (BVI) Limited.

6	Instrument of Transfer, dated February 10, 2016, between Mr. Vincent Wenyong Shi and JTC Trustees (BVI) Limited.

7	Trust Deed, dated February 10, 2016, by and among Ms. Lingyun Guo, Mr. Xu Zhou and Mr. Vincent Wenyong Shi, and JTC Trustees (BVI) Limited.

8	Deed of Gift, dated February 10, 2016, by and among Ms. Lingyun Guo, Mr. Xu Zhou and Mr. Vincent Wenyong Shi, and JTC Trustees (BVI) Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

RPL Holdings Limited

	By:	/s/ Vincent Wenyong Shi
		Name:	Vincent Wenyong Shi
		Title:	Director

RPL Global Limited

	By:	/s/ Stone Eight Limited
		Name:	Stone Eight Limited
		Title:	Director

The RPL Trust		By JTC Trustees (BVI) Limited, as trustee for The RPL Trust

	By:	/s/ Michelle Le Herissier
		Name:	Michelle Le Herissier
		Title:	Director

JTC Trustees (BVI) Limited		For and on behalf of JTC Trustees (BVI) Limited

	By:	/s/ Michelle Le Herissier
		Name:	Michelle Le Herissier
		Title:	Director

Lingyun Guo

	By:	/s/ Lingyun Guo

Xu Zhou

	By:	/s/ Xu Zhou

Vincent Wenyong Shi

	By:	/s/ Vincent Wenyong Shi

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

RPL Holdings Limited

The business address of each of the following individuals is NO. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing, 100013, the People’s Republic of China.

Directors:

Name	Country of Citizenship
Lingyun Guo	People’s Republic of China
Xu Zhou	People’s Republic of China
Vincent Wenyong Shi	People’s Republic of China

Executive Officers:

Name	Title	Country of Citizenship
None

RPL Global Limited

The business address of each of the following individuals is Ritter House, 5th Floor, P.O. Box 3200, Road Town, Tortola, VG1110, British Virgin Islands.

Directors:

Name	Country of Citizenship
Stone Eight Limited	British Virgin Islands

Executive Officers:

Name	Title	Country of Citizenship
None

The RPL Trust

The business address of each of the following individuals is Ritter House, 5th Floor, P.O. Box 3200, Road Town, Tortola, VG1110, British Virgin Islands.

Directors:

Name	Country of Citizenship
None

Executive Officers:

Name	Title	Country of Citizenship
JTC Trustees (BVI) Limited	Trustees	British Virgin Islands

JTC Trustees (BVI) Limited

The business address of each of the following individuals is Ritter House, 5th Floor, P.O. Box 3200, Road Town, Tortola, VG1110, British Virgin Islands.

Directors:

Name	Country of Citizenship
Nigel Le Quesne	British
Nicholas Lane	British
Miles Walton	British
Michelle Le Herissier	British

Executive Officers:

Name	Title	Country of Citizenship
None

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares, par value $0.0001 per share, of NQ Mobile Inc., a Cayman Islands company, and that this Agreement be included as an Exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 16, 2016

[Signature pages to follow]

RPL Holdings Limited

	By:	/s/ Vincent Wenyong Shi
		Name:	Vincent Wenyong Shi
		Title:	Director

RPL Global Limited

	By:	/s/ Stone Eight Limited
		Name:	Stone Eight Limited
		Title:	Director

The RPL Trust		By JTC Trustees (BVI) Limited, as trustee for The RPL Trust

	By:	/s/ Michelle Le Herissier
		Name:	Michelle Le Herissier
		Title:	Director

JTC Trustees (BVI) Limited		For and on behalf of JTC Trustees (BVI) Limited

	By:	/s/ Michelle Le Herissier
		Name:	Michelle Le Herissier
		Title:	Director

Lingyun Guo

	By:	/s/ Lingyun Guo

Xu Zhou

	By:	/s/ Xu Zhou

Vincent Wenyong Shi

	By:	/s/ Vincent Wenyong Shi